EXHIBIT 7



[Bayer Letterhead]

Corporate Investor Relations

Bayer's Supervisory Board announces top positions for the new Bayer

Organization:

Klaus Kuhn and Dr. Richard Pott appointed to the Bayer Management Board

Appointment of members of the Group Management Board of the holding company plus the heads of the new subgroups and service companies / Restructuring of the Bayer Group makes rapid progress

Leverkusen, March 7, 2002 - At its meeting on March 7, 2002, the Supervisory Board of Bayer AG made a number of decisions concerning the company's future top management. Klaus Kuhn (50), currently Head of Finance, and Dr. Richard Pott
(48), at present General Manager of the Specialty Products Business Group, will join the company's Board of Management with effect from May 1, 2002. Pott will be responsible for Strategy and Human Resources on the Board of the future holding company. Kuhn will succeed Werner Wenning (55) as the member of the Board responsible for Finance. Wenning is due to take over Dr. Manfred Schneider's position as Chairman of the Board of Management following this year's Annual Stockholders' Meeting on April 26. Schneider (63) will then move to the Supervisory Board, where he will stand for election as its Chairman after spending ten years at the helm of the company.

The restructuring of the Bayer Group into a management holding company with four legally independent subgroups and three service companies is progressing quickly. The intention is to clearly separate the strategic management from the business operations, and to have the new company operating in its restructured form from July 1, 2002. The holding company will officially be established on January 1, 2003.

In addition to Werner Wenning as its Chairman, the Management Board of the new holding company will have four other members: Dr. Richard Pott (Strategy, Human Resources and Labor Director), Klaus Kuhn (Finance), Dr. Udo Oels (58, Techno-logy and

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Environment), and Werner Spinner (53, Marketing, Regions and Services).

Board members Dr. Attila Molnar (53) and Dr. Frank Morich (48) will assume other management functions in the new organization, effective July 1, 2002. Dr. Molnar will become President of Bayer Corporation in Pittsburgh, Pa., Bayer's U.S. subsidiary and Senior Bayer Executive for the USA, succeeding Helge H. Wehmeier
(59) who will be retiring. Dr. Frank Morich will become Chairman of the Board of the future Bayer HealthCare AG, incorporating the current Pharmaceuticals, Consumer Care, Diagnostics, Biological Products and Animal Health business groups.

Dr. Gottfried Zaby (51), who is regional representative for Europe and representative for the Chemicals segment on the present Board of Management, will leave the company by mutual agreement.

The Bayer Board of Management has appointed the General Manager of the Coatings & Colorants Business Group, Dr. Ulrich Koemm (51), as Chairman of the Board of Bayer Chemicals AG, which will consist of the Basic & Fine Chemicals and Specialty Products business groups, plus the two subsidiaries H. C. Starck und Wolff Walsrode. The Board Chairman of Bayer Polymers AG with its Plastics, Rubber, Polyurethanes and Coatings & Colorants operations will be Dr. Hagen Noerenberg (55), who has been General Manager of the Polyurethanes Business Group since the beginning of this year. Dr. Jochen Wulff (62), General Manager of the Crop Protection Business Group, was recently appointed Chairman of the Management Board of Bayer CropScience, which is to be created from the merger of Bayer's Crop Protection business with Aventis CropScience.

The managing directors of the new service companies have also been decided: Dr. Jurgen Hinz (55) will continue in his present function to head Bayer Standortdienste GmbH & Co. OHG, which will combine all the services at the German sites. Bayer Business Services GmbH, which will look after all the business and administrative services, will be managed by Professor Dr. Gottfried Plumpe (52), who is currently responsible for the Corporate Planning and Controlling Division. Dr. Wolfram Wagner (58), who currently heads Central Technology, will become Managing Director of Bayer Technology Services GmbH, which will look after all the technological services in the future Group. Dr. Richard Pott, one of the two new Board members of Bayer AG,

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was born in Leverkusen on May 11, 1953. After obtaining a doctorate in physics at the University of Cologne, he joined Bayer's Central Research Division in Uerdingen in 1984. In 1987 he was transferred to the Corporate Staff Division, where he worked first as an organizational consultant in the Corporate Organization Division before taking up a post as strategic consultant in Strategic Planning in 1989.

Three years later Dr. Pott was appointed Head of the Strategic Planning Department. On May 1, 1997, he was made Head of Corporate Planning and Controlling, before being given responsibility for the Specialty Products Business Group on July 1, 1999.

Dr. Pott is married and has three children.

Klaus Kuhn, who is due to assume responsibility for finance on the Board of Management, was born on February 11, 1952, in Berlin. He studied mathematics and physics at the Technical University of Berlin and began his career in data processing at Siemens AG. In 1981 he moved to Schering AG in Berlin, where, after carrying out various duties with increasing responsibility - including a period in the United States - he became head of finance in 1996. Before that, he also completed his MBA studies at the University of South Carolina in Columbia.

In 1998 Kuhn left the German capital to join Bayer AG in Leverkusen. As project manager, he was responsible for the successful IPO of the subsidiary company, Agfa. Shortly afterwards he was appointed Head of the Finance Division.

Klaus Kuhn is married and has two daughters.

Leverkusen, March 7, 2002

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company

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assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.